AUTOCALLABLE STRATEGIC ACCELERATED REDEMPTION SECURITIES®	Filed Pursuant to Rule 433 Registration No. 333-268718
Autocallable Strategic Accelerated Redemption Securities® Linked to a Global Equity Index Basket
Issuer
BofA Finance LLC (“BofA Finance”)
Guarantor
Bank of America Corporation (“BAC”)
Principal Amount
$10.00 per unit
Term
Approximately three years, if not called on the first or second Observation Dates
Market Measure
A global equity basket comprised of the Russell 2000® Index  (Bloomberg symbol: “RTY”), the S&P 500® Index  (Bloomberg symbol: “SPX”), the EURO STOXX 50® Index  (Bloomberg symbol: “SX5E”), the FTSE® 100 Index  (Bloomberg symbol: “UKX”), the Nikkei Stock Average Index  (Bloomberg symbol: “NKY”), the Swiss Market Index  (Bloomberg symbol: “SMI”), the S&P/ASX 200 Index  (Bloomberg symbol: “AS51”) and the FTSE China 50 Index (Bloomberg symbol: “XIN0I”).  Each Basket Component is a price return index. The Russell 2000® Index will be given an initial weight of 40.00%, the S&P 500® Index will be given an initial weight of 30.00%, the EURO STOXX 50® Index will be given an initial weight of 12.00%, each of the FTSE® 100 Index and the Nikkei Stock Average Index will be given an initial weight of 6.00%, the Swiss Market Index will be given an initial weight of 2.50%, the S&P/ASX 200 Index will be given an initial weight of 2.00% and the FTSE China 50 Index will be given an initial weight of 1.50%
Automatic Call
Automatic call if the Observation Level of the Market Measure on any of the  Observation Dates is equal to or greater than the Starting Value
Observation Level
The value of the Market Measure on any Observation Date
Observation Dates
Approximately one, two and three years from the pricing date
Call Premium
In the event of an automatic call, the amount payable per unit will be:
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[$10.95 to $11.05] if called on the first  Observation Date
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[$11.90 to $12.10] if called on the second  Observation Date
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[$12.85 to $13.15] if called on the final  Observation Date; each to be determined on the pricing date
Payout Profile at Maturity
If not called, 1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of your principal at risk
Threshold Value
100% of the Starting Value
Preliminary Offering Documents
https://www.sec.gov/Archives/edgar/data/1682472/000148105724005532/bofa-33433_424b2.htm
Exchange Listing
No
You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
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If the notes are not automatically called, your investment will result in a loss; there is no guaranteed return of principal.
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Payments on the notes are subject to the credit risk of BofA Finance and the credit risk of BAC, and actual or perceived changes in the creditworthiness of BofA Finance or BAC are expected to affect the value of the notes.  If BofA Finance and BAC become insolvent or are unable to pay their respective obligations, you may lose your entire investment.
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Your investment return is limited to the return represented by the applicable Call Premium and may be less than a comparable investment directly in the stocks included in the Basket Components.
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The initial estimated value of the notes on the pricing date will be less than their public offering price.
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If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
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You will have no rights of a holder of the securities included in the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.
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Increases in the level of one of the Basket Components may be offset by decreases in the level of the other Basket Components. Due to the different Initial Component Weights, changes in the level of some Basket Components will have a more substantial impact on the value of the Basket than similar changes in the levels of the other Basket Components.
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The index sponsors may adjust each Basket Component in a way that affects its level, and the index sponsors have no obligation to consider your interests.
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Your return on the notes may be affected by factors affecting the international securities markets, specifically changes in the countries represented by the Basket Components. In addition, you will not obtain the benefit of any increase in the value of the currencies in which the securities included in the Basket Components trade against the U.S. dollar which you would have received if you had owned the securities in the Basket Components during the term of your notes, although the value of the Basket may be adversely affected by general exchange rate movements in the market.
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The notes are subject to risks associated with small-size capitalization companies.
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Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.